

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

February 8, 2007

Mr. James W. Eldredge
Vice President, Corporate Secretary and Chief Accounting Officer
Puget Energy, Inc.
10885 NE 4th Street, Suite 1200
Bellevue, Washington 98004-5591

      Re: **Puget Energy, Inc.**
              Puget Sound Energy, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed February 28, 2006
              Forms 10-Q for Fiscal Quarters Ended
              March 31, 2006, June 30, 2006 and September 30, 2006
              File Nos. 1-16305 and 1-4393

Dear Mr. Eldredge:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        William Thompson
                        Branch Chief